CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	869,137
Adjustments to reconcile net income to net cash provided by operations:		
Change in prepaid expenses and other assets		2,407
Change in accounts payable		(8,869)
NET CASH PROVIDED BY OPERATING ACTIVITIES		862,675
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(2,275,000)
Change in due to parent		17,575
NET CASH USED BY FINANCING ACTIVITIES		(2,257,425)
NET DECREASE IN CASH		(1,394,750)
CASH BALANCE:		
Beginning of period		2,710,286
End of period	$	1,315,536

See accompanying notes.